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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                --------------

                             AMENDMENT NO. 5
                                      to
                                SCHEDULE 13E-3
                       Rule 13e-3 Transaction Statement
      (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

                        ZENITH ELECTRONICS CORPORATION
                               (Name of Issuer)

                        ZENITH ELECTRONICS CORPORATION
                              LG ELECTRONICS INC.
                      (Name of Persons Filing Statement)

                  6 1/4% CONVERTIBLE SUBORDINATED DEBENTURES
                                   DUE 2011
                        (Title of Class of Securities)
                                   989349AB1
                     (CUSIP Number of Class of Securities)

           Edward J. McNulty                         Chan-Ho Lee
    Zenith Electronics Corporation               LG Electronics Inc.
         1000 Milwaukee Avenue             LG Twin Towers, 20, Yoido-dong
     Glenview, Illinois 60025-2493      Youngdungpo-gu, Seoul, Korea, 150-721
       Telephone: (847) 391-7000            Telephone: 011-82-2-3777-3049

     (Name, Address and Telephone Number of Persons Authorized to Receive
       Notices and Communications on Behalf of Persons Filing Statement)

                                  Copies to:
    Richard F. Vitkus          Steven R. Gross           Michael G. Timmers
    Zenith Electronics       Debevoise & Plimpton         Kirkland & Ellis
       Corporation             875 Third Avenue       200 East Randolph Drive
  1000 Milwaukee Avenue    New York, New York 10022   Chicago, Illinois 60601
Glenview, Illinois 60025-       (212) 909-6586             (312) 861-2000
           2493
      (847) 391-7000

  This statement is filed in connection with (check the appropriate box):

  a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

  b. [X] The filing of registration statement under the Securities Act of 1933.

  c. [_] A tender offer.

  d. [_] None of the above.

  Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

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

                                  INTRODUCTION

   This Rule 13E-3 Transaction Statement (this "Statement") relates to a Disclosure Statement and Proxy Statement-Prospectus (the "Registration Statement") for the solicitation of votes for the Prepackaged Plan of Reorganization (the "Prepackaged Plan") of Zenith Electronics Corporation, a Delaware corporation (the "Issuer"). The purpose of the Prepackaged Plan is to reduce the Issuer's debt service obligations, facilitate future borrowing to fund liquidity needs and permit the Issuer to implement a restructuring of its operations. The Prepackaged Plan will reduce the Issuer's overall debt and other obligations by approximately $300 million by exchanging (i) $200 million of debt and other liabilities owed to LG Electronics Inc. (the "Affiliate") for all of the newly issued common stock, par value $.01 per share, of the reorganized Issuer (the "New Common Stock"), (ii) the 6 1/4% Convertible Subordinated Debentures due 2011 (the "Old Subordinated Debentures") in an aggregate principal amount of $103.5 million plus accrued interest thereon for the 8.19% Senior Debentures due 2009 (the "New Debentures") of the reorganized Issuer in an aggregate principal amount of $50 million and (iii) approximately $32.4 million of indebtedness to the Affiliate for certain property, plant and equipment owned by the Issuer's subsidiaries located in Reynosa, Tamaulipas, Mexico, which have an appraised value equal to such amount. In addition, as a consequence of the Prepackaged Plan, the common stock, par value $1.00 par value, of the Issuer (the "Old Common Stock"), together with all outstanding options, warrants or rights to acquire shares of common stock, will be canceled and the holders of the Old Common Stock (including the Affiliate and its affiliate) will receive no distributions and retain no property under the Prepackaged Plan in respect of their holdings of the Old Common Stock. This Statement further amends the Schedule 13E-3, dated August 10, 1998, as amended November 20, 1998, January 29, 1999, April 19, 1999 and May 28, 1999 (as hereby further amended, the "Schedule 13E-3").

   This Statement amends and restates in its entirety all of the Items of the
Schedule 13E-3.

   The cross reference sheet on the following pages, which is being supplied pursuant to General Instruction F to Schedule 13E-3, shows the location in the Registration Statement of the information required to be included in response to the items of this Statement. The information set forth in the Registration Statement, which is attached hereto as Exhibit (d)(1), is incorporated herein by reference in its entirety, and responses to each item herein are qualified in their entirety by such reference. The Registration Statement will be completed and, if appropriate, amended prior to the time it is first sent or given to securityholders. This Statement will be amended to reflect such completion or amendment to the Registration Statement.

                             CROSS REFERENCE SHEET

             (Pursuant to General Instruction F to Schedule 13E-3)

   All references are to portions of the Registration Statement which are incorporated herein and made a part hereof by reference.

       Schedule 13E-3 Item                      Response/Caption in
        Number and Caption                    Registration Statement
       -------------------                    ----------------------

 1. Issuer and Class of Security
    Subject to the Transaction.
  (a)                               Front Page of Registration Statement;
                                    "SUMMARY--The Company"; "SPECIAL FACTORS--
                                    Going Private Transaction"

  (b)                               Front page of Registration Statement;
                                    "SPECIAL FACTORS--Going Private
                                    Transaction"

  (c)                               Front Page of Registration Statement;
                                    "MARKET PRICES OF THE OLD SUBORDINATED
                                    DEBENTURES"
  (d) and (e)                       *
  (f)                               "DESCRIPTION OF DEBT AND CREDIT
                                    ARRANGEMENTS--Long-Term Debt"
 2. Identity and Background.
  (a)-(g)                           "SUMMARY--The Company"; "MANAGEMENT"

 3. Past Contacts, Transactions or
    Negotiations.
  (a)                               "SPECIAL FACTORS--Events Leading to the
                                    Restructuring"; "CERTAIN TRANSACTIONS"

  (b)                               "SPECIAL FACTORS--Events Leading to the
                                    Restructuring"; "--LGE Agreements Related to Common Stock"; "CERTAIN TRANSACTIONS"
 4. Terms of the Transaction.
  (a)                               "SUMMARY--The Prepackaged Plan"; "SPECIAL
                                    FACTORS--The Restructuring Agreement"; "THE
                                    PREPACKAGED PLAN--Classification and
                                    Treatment of Claims and Equity Interests under the Prepackaged Plan"; "ANNEX A--THE
                                    PREPACKAGED PLAN"

  (b)                               *

 5. Plans or Proposals of the
    Issuer or Affiliate.

  (a)                               *

  (b) "RISK FACTORS--Certain Risks Relating to the Business Plan Projections"; "--Risks
                                    Associated with Proposed Operational
                                    Restructuring"

--------
*Not applicable or answer is negative.

       Schedule 13E-3 Item                     Response/Caption in
       Number and Caption                    Registration Statement
       -------------------                   ----------------------
  (c)                              "MANAGEMENT"; "THE PREPACKAGED PLAN--Sum-
                                   mary of Other Provisions of the Prepackaged
                                   Plan--Amendments to Certificate of Incorpo-
                                   ration and By-Laws"

  (d) "SPECIAL FACTORS--Liquidity Pending Consum-mation of the Restructuring"; "DESCRIPTION
                                   OF DEBT AND CREDIT ARRANGEMENTS"

  (e) "RISK FACTORS--Risks Associated with Pro-posed Operational Restructuring"; "THE PRE-
                                   PACKAGED PLAN--Summary of Other Provisions of the Prepackaged Plan--Amendments to Cer-tificate of Incorporation and By-Laws"

  (f) and (g)                      *

 6. Source and Amount of Funds or
    Other Consideration.

  (a), (c) and (d)                 *

  (b)                              "ESTIMATED FEES AND EXPENSES"

 7. Purpose(s), Alternatives,
    Reasons and Effects.

  (a) "SPECIAL FACTORS--Purposes and Effects of the Financial Restructuring"

  (b) and (c)                      "SPECIAL FACTORS--Events Leading to the
                                   Restructuring"; "--Alternatives to
                                   Confirmation and Consummation of the
                                   Prepackaged Plan"; "--Recommendation of the
                                   Board"; "--LGE's Position Regarding the
                                   Financial Restructuring"; "--Liquidation
                                   and Going Concern Analyses"; "LIQUIDATION
                                   ANALYSIS"

  (d) "SPECIAL FACTORS--Purposes and Effects of the Financial Restructuring"; "CERTAIN U.S.
                                   FEDERAL INCOME TAX CONSIDERATIONS"; "HIS-
                                   TORICAL AND PRO FORMA CAPITALIZATION"; "PRO
                                   FORMA CONSOLIDATED FINANCIAL INFORMATION"
 8. Fairness of the Transaction.

  (a) and (b)                      "SPECIAL FACTORS--Recommendation of the
                                   Board"; "--LGE's Position Regarding the
                                   Financial Restructuring"; "--Liquidation
                                   and Going Concern Analyses"; "LIQUIDATION
                                   ANALYSIS"

--------
*Not applicable or answer is negative.



Schedule 13E-3 Item                                      Response/Caption in
 Number and Caption                                     Registration Statement
-------------------                                     ----------------------
   (c)                                           "SPECIAL FACTORS--Recommendation of the
                                                 Board" "SUMMARY--Voting Procedures";
                                                 "THE PREPACKAGED PLAN--Confirmation
                                                 Standards"; "--Confirmation of the
                                                 Prepackaged Plan Without Acceptance by All
                                                 Classes of Impaired Claims"; "--Certain
                                                 Consequences of Non-Acceptance of the
                                                 Prepackaged Plan"

   (d)                                           "SPECIAL FACTORS--Events Leading to
                                                 the Restructuring";
                                                 "--Recommendation of the Board"

   (e)                                           "SPECIAL FACTORS--Recommendation of
                                                 the Board"

   (f)                                           *

 9. Reports, Opinions, Appraisals and
    Certain Negotiations.

   (a), (b) and (c)                              "SPECIAL FACTORS--Events Leading to
                                                 the Restructuring";
                                                 "--Recommendation of the Board";
                                                 "--LGE's Position Regarding the
                                                 Financial Restructuring";
                                                 "--Liquidation and Going Concern
                                                 Analyses"; "LIQUIDATION ANALYSIS"

10. Interest in Securities of the
    Issuer.

   (a) and (b)                                   *

11. Contracts, Arrangements or                   "SPECIAL FACTORS--LGE Agreements
    Understandings with Respect to the           Related to Common Stock"; "--The
    Issuer's Securities.                         Restructuring Agreement"

12. Present Intention and
    Recommendation of Certain Persons
    with Regard to the Transaction.

   (a) and (b)                                   "SPECIAL FACTORS--Recommendation of
                                                 the Board"; "--LGE's Position
                                                 Regarding the Financial
                                                 Restructuring"

13. Other Provisions of the
    Transaction.

   (a)                                           "SPECIAL FACTORS--Dissenters'
                                                 Rights"

   (b) and (c)                                   *

14. Financial Information.

   (a) and (b)                                   "SELECTED HISTORICAL CONSOLIDATED
                                                 FINANCIAL DATA"; "PRO FORMA
                                                 CONSOLIDATED FINANCIAL INFORMATION"

15. Persons and Assets Employed,
    Retained or Utilized.

   (a)                                           *

   (b)                                           "SOLICITATION; VOTING PROCEDURES--
                                                 Solicitation Agent"

16. Additional Information.
                                                 *

--------
   *Not applicable or answer is negative.

Item 1. Issuer and Class of Security Subject to the Transaction.

   (a) The Issuer of the class of equity securities which is the subject of this Statement is Zenith Electronics Corporation, the principal executive office of which is located at 1000 Milwaukee Avenue, Glenview, Illinois 60025-2493. The information set forth in the Front Page of the Registration Statement, "SUMMARY--The Company" and "SPECIAL FACTORS--Going Private Transaction" of the Registration Statement is incorporated herein by reference.

   (b) The title of the equity securities subject to this Rule 13e-3 transaction is the 6 1/4% Convertible Subordinated Debentures due 2011 (the "Old Subordinated Debentures"). As of April 3, 1999, the aggregate principal amount of the outstanding Old Subordinated Debentures was $103.5 million. The Issuer had approximately 259 holders of record of the Old Subordinated Debentures as of March 31, 1999. The information set forth in the Front Page of the Registration Statement and "SPECIAL FACTORS--Going Private Transaction" of the Registration Statement is incorporated herein by reference.

   (c) The information set forth in the Front Page of the Registration Statement and "MARKET PRICES OF THE OLD SUBORDINATED DEBENTURES" of the Registration Statement is incorporated herein by reference.

   (d) Not Applicable.

   (e) None.

   (f) This information set forth in "DESCRIPTION OF DEBT AND CREDIT ARRANGEMENTS--Long-Term Debt" of the Registration Statement is incorporated herein by reference.

Item 2. Identity and Background.

   (a)--(g) This Statement is being filed jointly by the Issuer and the Affiliate. See Annex 1 to this Statement. The information set forth in "SUMMARY--The Company" and "MANAGEMENT" of the Registration Statement is incorporated herein by reference.

   None of the persons with respect to whom information is provided in response to this Item was, during the past five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was, during the past five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Item 3. Past Contacts, Transactions or Negotiations.

   (a) The information set forth in "SPECIAL FACTORS--Events Leading to the Restructuring" and "CERTAIN TRANSACTIONS" of the Registration Statement is incorporated herein by reference.

   (b) The information set forth in "SPECIAL FACTORS--Events Leading to the Restructuring", "--LGE Agreements Related to Common Stock" and "CERTAIN TRANSACTIONS" of the Registration Statement is incorporated herein by reference.

Item 4. Terms of the Transaction.

   (a) The information set forth in "SUMMARY--The Prepackaged Plan", "SPECIAL FACTORS--The Restructuring Agreement", "THE PREPACKAGED PLAN--Classification and Treatment of Claims and Equity Interests under the Prepackaged Plan" and "ANNEX A--THE PREPACKAGED PLAN" of the Registration Statement is incorporated herein by reference.

   (b) None.

   Item 5. Plans or Proposals of the Issuer or Affiliate.

   (a) Not applicable.

   (b) The information set forth in "RISK FACTORS--Certain Risks Relating to the Business Plan Projections" and "--Risks Associated with Proposed Operational Restructuring" of the Registration Statement is incorporated herein by reference.

   (c) The information set forth in "MANAGEMENT" and "THE PREPACKAGED PLAN-- Summary of Other Provisions of the Prepackaged Plan--Amendments to Certificate of Incorporation and By-Laws" of the Registration Statement is incorporated herein by reference.

   (d) The information set forth in "SPECIAL FACTORS--Liquidity Pending Consummation of the Restructuring" and "DESCRIPTION OF DEBT AND CREDIT ARRANGEMENTS" of the Registration Statement is incorporated herein by reference.

   (e) The information set forth in "RISK FACTORS--Risks Associated with Proposed Operational Restructuring" and "THE PREPACKAGED PLAN--Summary of Other Provisions of the Prepackaged Plan--Amendments to Certificate of Incorporation and By-Laws" of the Registration Statement is incorporated herein by reference.

   (f) and (g) Not applicable.

Item 6. Source and Amount of Funds or Other Consideration.

   (a), (c) and (d) Not applicable.

   (b) The information set forth in "ESTIMATED FEES AND EXPENSES" of the Registration Statement is incorporated herein by reference.

Item 7. Purpose(s), Alternatives, Reasons and Effects.

   (a) The information set forth in "SPECIAL FACTORS--Purposes and Effects of the Financial Restructuring" of the Registration Statement is incorporated herein by reference.

   (b) and (c) The information set forth in "SPECIAL FACTORS--Events Leading to the Restructuring", "--Alternatives to Confirmation and Consummation of the Prepackaged Plan", "--Recommendation of the Board", "--LGE's Position Regarding the Financial Restructuring", "--Liquidation and Going Concern Analyses" and "LIQUIDATION ANALYSIS" of the Registration Statement is incorporated herein by reference.

   (d) The information set forth in "SPECIAL FACTORS--Purposes and Effects of the Financial Restructuring", "CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS", "HISTORICAL AND PRO FORMA CAPITALIZATION" and "PRO FORMA CONSOLIDATED FINANCIAL INFORMATION" of the Registration Statement is incorporated herein by reference.

Item 8. Fairness of the Transaction.

   (a) and (b) The information set forth in "SPECIAL FACTORS--Recommendation of the Board", "--LGE's Position Regarding the Financial Restructuring", "-- Liquidation and Going Concern Analyses" and "LIQUIDATION ANALYSIS" of the Registration Statement is incorporated herein by reference.

   (c) The information set forth in "SPECIAL FACTORS--Recommendation of the Board"; "SUMMARY--Voting Procedures", "THE PREPACKAGED PLAN--Confirmation Standards", "--Confirmation of the Prepackaged Plan Without Acceptance by All Classes of Impaired Claims" and "--Certain Consequences of Non-Acceptance of the Prepackaged Plan" of the Registration Statement is incorporated herein by reference.

   (d) The information set forth in "SPECIAL FACTORS--Events Leading to the Restructuring" and "--Recommendation of the Board" of the Registration Statement is incorporated herein by reference.

   (e) The information set forth in "SPECIAL FACTORS--Recommendation of the Board" of the Registration Statement is incorporated herein by reference.

   (f) Not applicable.

Item 9. Reports, Opinions, Appraisals and Certain Negotiations.

   (a), (b) and (c) The information set forth in "SPECIAL FACTORS--Events Leading to the Restructuring", "--Recommendation of the Board", "--LGE's Position Regarding the Financial Restructuring", "--Liquidation and Going Concern Analyses" and "LIQUIDATION ANALYSIS" of the Registration Statement is incorporated herein by reference.

Item 10. Interest in Securities of the Issuer.

   (a) None.

   (b) Not applicable.

Item 11. Contracts, Arrangements or Understandings with Respect to the Issuer's Securities.

   The information set forth in "SPECIAL FACTORS--LGE Agreements Related to Common Stock" and "--The Restructuring Agreement" of the Registration Statement is incorporated herein by reference.

Item 12. Present Intention and Recommendation of Certain Persons with Regard to the Transaction.

   (a) and (b) The information set forth in "SPECIAL FACTORS--Recommendation of the Board" and "--LGE's Position Regarding the Financial Restructuring" of the Registration Statement is incorporated herein by reference.

Item 13. Other Provisions of the Transaction.

   (a) The information set forth in "SPECIAL FACTORS--Dissenters' Rights" of the Registration Statement is incorporated herein by reference.

   (b) and (c) Not applicable.

Item 14. Financial Information.

   (a) and (b) The information set forth in "SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA" and "PRO FORMA CONSOLIDATED FINANCIAL INFORMATION" of the Registration Statement is incorporated herein by reference.

Item 15. Persons and Assets Employed, Retained or Utilized.

   (a) Not applicable.

   (b) The information set forth in "SOLICITATION; VOTING PROCEDURES-- Solicitation Agent" of the Registration Statement is incorporated herein by reference.

Item 16. Additional Information.

   Not applicable.

                                   SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct as of June 18, 1999.

                                          Zenith Electronics Corporation

                                                   /s/ Jeffrey P. Gannon
                                          By: _________________________________
                                             Name: Jeffrey P. Gannon
                                             Title: President and Chief
                                              Executive Officer

                                          LG Electronics Inc.

                                                      /s/ Nam K. Woo
                                          By: _________________________________
                                             Name: Nam K. Woo
                                             Title: Executive Vice President

                                    ANNEX 1

Item 2. Identity and Background.

   This Statement is being jointly filed by LG Electronics Inc., a corporation organized under the laws of the Republic of Korea, who may be deemed to be an affiliate of Issuer (the "Affiliate").

   The Affiliate is engaged in the consumer electronics business. The address of the principal business and principal office of the Affiliate is LG Twin Towers, 20, Yoido-dong, Youngdungpo-gu, Seoul, Korea 150-721. Set forth below with respect to each executive officer and director of the Affiliate is such individual's name, present principal occupation, material positions held during the last five years (and the name of any corporation or other organization in which such position was carried on) and business address. All of the persons listed below are citizens of Korea.

          Present Principal
   Name      Occupation                     Material Positions Held During the Past Five Years     Business Address
   ----   -----------------                 --------------------------------------------------     ----------------
 Cha      Vice Chairman &    1/99-Present  Vice Chairman and Chief Executive Officer,            LG Electronics Inc.,
 Hong     CEO, LG                          LG Electronics, Inc.                                  20, Yoido-dong,
 (John)   Electronics Inc.   1/95-Present  President & CEO, LG Electronics Inc.                  Youngdungpo-gu,
 Koo                        11/95-Present  Director, Zenith Electronics Corporation              Seoul 150-721, Korea
                             2/91-Present  Director, LG Electronics Inc.
                             1/94-12/94    Executive VP & CEO, LG Electronics Inc.
                             3/91-12/93    Executive VP, LG Electronics Inc.

 Bon Moo  Chairman, LG       3/98-Present  Chairman, LG Electronics Inc.                         LG Electronics Inc.,
 Koo      Electronics Inc.                 Chairman, LG Chemical Ltd.                            20, Yoido-dong,
                             2/91-2/98     Director, LG Electronics Inc.                         Youngdungpo-gu,
                             1/95-12/97    Chairman, LG Group                                    Seoul 150-721, Korea
                             1/89-12/94    Vice Chairman, LG Group

 Byung    President &       1/99-Present   President & CFO, LG                                   LG Electronics Inc.,
 Chul     CFO, LG                          Electronics Inc.                                      20, Yoido-dong,
 Jung     Electronics Inc.   2/97-Present  Director, LG Electronics Inc.                         Youngdungpo-gu,
                             7/96-11/97    Executive VP, LG Electronics Inc.                     Seoul 150-721, Korea
                             2/94-6/96     Executive VP, LG International Corp.
                             1/93-1/94     Senior Managing Director, LG Semicon
                                           Co., Ltd.

 Chang    Chairman, LG       2/95-Present  Director, LG Electronic Inc.                          LG Cable &
 Soo      Cable &            3/95-Present  Chairman, LG Cable & Machinery Ltd.                   Machinery Ltd.,
 Huh      Machinery Ltd.     1/93-2/95     Executive Vice President, LG Industrial               20, Yoido-dong,
                                           Systems Co.                                           Youngdungpo-gu,
                                                                                                 Seoul 150-721, Korea

 Yong     Research           3/98-Present  Director, LG Electronics Inc.                         Korea Institute of
 Chin     Advisor, Korea     7/97-Present  Research Advisor, Korea Institute of Public Finance   Public Finance,
 Kim      Institute of      12/96-3/97     Minister, Ministry of Science & Technology            402 Ildong
          Public Finance     8/96-11/96    Officer, Office of The Prime Minister                 Building, 60,
                             1/95-8/96     Superintendent, Bank Supervisory Office               Yangjae-dong,
                             5/94-12/94    Vice Minister, Ministry of Finance                    Seocho-gu, Seoul
                            12/93-4/94     Commissioner, Korea Customs Service                   137-130, Korea
                            10/90-11/93    Assistant Minister, Ministry of Finance

 Kee Rek  Vice Chairman     12/97-Present  Vice Chairman & CEO, LG Management                    LG Management
 Sohn     & CEO, LG                        Development Institute                                 Development
          Management         3/98-Present  Director, LG Electronics Inc.                         Institute, 165,
          Development        1/94-11/97    President, LG Precision Co.                           Haewol-ri,
          Institute          1/93-12/93    Executive VP, LG International Corp.                  Majang-Myun,
                                                                                                 Echun-city,
                                                                                                 Gyunggi-do 467-810,
                                                                                                 Korea

 Yu Sig   President, LG      3/99-Present  Director, LG Electronics Inc.                         LG Semicon Co., Ltd.
 Kang     Semicon Co., Ltd.  1/99-Present  President, LG Semicon Co., Ltd.                       20, Yoidodong,
                             3/96-12/98    Senior Executive VP, LG Semicon Co., Ltd.             Youngdungpo-gu
                             3/95-2/96     Executive VP, LG Semicon Co., Ltd.                    Seoul150-721, Korea

               Present Principal                  Material Positions Held During the Past Five
     Name          Occupation                                         Years                          Business Address
     ----      -----------------                  --------------------------------------------       ----------------
 Byung Nak    Professor,            3/98-Present Director, LG Electronics Inc.                    Seoul National
 Song         School of             1/93-Present Professor, School of Economics, Seoul            University,
              Economics,                         National University                              School of
              Seoul National        1/93-Present Chairman, Institute of Energy Economics          Economics, 56-1,
              University                                                                          Sinlim-dong,
                                                                                                  Kwanak-gu,
                                                                                                  Seoul 151-010,
                                                                                                  Korea

 Seung Pyeong President,            1/99-Present President of LG Electronics Inc.,                LG Electronics
 Koo          LG Electronics                     responsible for Display Division                 Kumi Plant,
              Inc.                  7/96-1998    Executive VP, LG Electronics Inc.                184, Gongdan-dong
                                   10/97-Present Director, Zenith Electronics Corporation         Kumi-city,
                                   10/92-Present President of Display Division, LG                Gyungbuk-do
                                                 Electronics Inc.                                 730-030, Korea
                                    2/96-3/98    Director, LG Electronics Inc.
                                    3/95-6/96    Senior Managing Director, LG Electronics Inc.
                                    3/91-2/95    Managing Director, LG Electronics Inc.

 Ssang Su     Senior Executive VP,  3/98-Present Senior Executive VP, LG Electronics Inc.         LG Electronics
 Kim          LG Electronics        2/95-3/98    Director, LG Electronics Inc.                    Changwon Plant,
              Inc.                  3/96-2/98    Senior Managing Director, LG Electronics Inc.    76, Sungsan-dong,
                                    1/93-2/96    Managing Director, LG Electronics Inc.           Changwon-city,
                                                                                                  Gyungnam-do
                                                                                                  641-713, Korea

 Woo Hyun     Senior Executive VP   1/98-Present Senior Executive VP & CTO,                       LG Electronics
 Paik         & CTO, LG                          LG Electronics Inc.                              Inc., 20, Yoido-dong,
              Electronics Inc.      9/96-5/97    Executive VP, Tiernan Communication Inc.         Youngdungpo-gu,
                                    3/96-8/96    Executive VP, General Instrument                 Seoul 150-721, Korea
                                    4/95-2/96    Senior VP, Qualcomm Inc.
                                    6/78-3/95    Senior VP, General Instrument

 Yong Ak      President, LG         3/95-Present President, LG Electronics China, LG              LG Electronics
 Ro           Electronics                        Electronics Inc.                                 China,
              China                 1/93-2/95    Director, LG Electronics Inc.                    16F China Travel
                                    1/93-2/95    Executive VP, LG Electronics Inc.                Service Tower,
                                                                                                  No. 2, Bei
                                                                                                  San Huan Road,
                                                                                                  Beijing 100028,
                                                                                                  China

 Kun Hi       President, LG         3/98-Present President, LG Production Engineering             LG Electronics
 Yu           Production                         Research Center, LG Electronics Inc.             Pyungtaek
              Engineering           1/93-2/98    Executive VP, LG Production Technology           Campus, 19-1,
              Research                           Center, LG Electronics Inc.                      Cheongho-ri,
              Center                                                                              Jinwhi-myun,
                                                                                                  Pyungtaek-city,
                                                                                                  Gyunggi-do 451-713,
                                                                                                  Korea

 Jong Eun Kim Senior Executive      1/99-Present Senior Executive VP, LG Electronics Inc.         LG Electronics Inc.
              VP, LG Electronics                 responsible for Multimedia Division              Pyungtalk Plant, 19-1,
              Inc.                  1/98-11/98   Executive VP & CTO, LG Electronics Inc.          Cheongho-Ri,
                                    1/96-12/97   Executive VP, LG Electronics Inc.                Jinwuy-Myun,
                                    3/95-12/95   Senior VP, LG Electronics Inc.                   Pyungtalk-City,
                                    3/93-2/95    Senior VP, LG Group                              Kyunggi-Do,
                                                                                                  451-713, Korea

 Chang Soo    President, LG         1/97-Present President, LG Corporate Institute of             LG Corporate
 Kim          Corporate                          Technology, LG Electronics Inc.                  Institute of
              Institute of          2/93-2/95    Director, LG Electronics Inc.                    Technology, 16,
              Technology            1/93-12/96   Executive VP, LG Electronics Research            Woomyun-dong,
                                                 Center, LG Electronics, Inc.                     Seocho-gu, Seoul
                                                                                                  137-724, Korea

                     Present                      Material Positions Held During the Past Five
     Name      Principal Occupation                                   Years                        Business Address
     ----      --------------------               --------------------------------------------     ----------------
 Chong Suk Lee Senior Executive VP,  1/99-Present             Senior Executive VP,               LG Electronics Inc.,
               LG Electronics Inc.                            LG Electronics Inc.                20, Yoido-dong,
                                     4/98-12/98               Executive VP, LG                   Youngdungpo-gu
                                     1/96-3/98                Electronics Inc.                   Seoul 150-721,
                                                              Executive VP, LG                   Korea
                                     1/92-12/95               Construction
                                                              Co., Ltd.
                                                              Senior VP, LG
                                                              Construction
                                                              Co., Ltd.

                               INDEX TO EXHIBITS

 Exhibit
   No.                                       Description
 -------                                     -----------
(a)       Not applicable.

(b)(1)    Valuation Report, dated May 21, 1998, prepared by Peter J. Solomon Company, Ltd.
          (incorporated by reference to Exhibit 99a to the Issuer's Registration Statement
          on Form S-4).

(b)(2)    Valuation Report, dated July 22, 1998, prepared by Peter J. Solomon Company, Ltd.
          (incorporated by reference to Exhibit 99b to the Issuer's Registration Statement
          on Form S-4).

(b)(3)    Complete appraisal of Real Property, Partes Television de Reynosa, S.A. de C.V.,
          dated May 28, 1998, prepared by Cushman & Wakefield of Arizona, Inc. (incorporated by reference to Exhibit 99c to the Issuers Amendment No. 1 to the Registration
          Statement on Form S-4).

(b)(4)    Property Summary and Value Estimates, Mexico Owned Facilities, dated February,
          1998, prepared by Bermudez-Binswanger (incorporated by reference to Exhibit 99d to the Issuer's Amendment No. 1 to the Registration Statement on Form S-4).

(b)(5)    Appraisal, Zenith Electronics Corporation, Reynosa Mexico, dated April 1, 1998, prepared by Greenwich Industrial Services, LLC (incorporated by reference to
          Exhibit 99e to the Issuer's Amendment No. 1 to the Registration Statement on Form
          S-4).

(b)(6)    Valuation Report, dated November 17, 1998, prepared by Peter J. Solomon Company,
          Ltd. (incorporated by reference to Exhibit 99f to the Issuer's Amendment No. 1 to the Registration Statement on Form S-4).

(b)(7)    International VSB Market Forecast prepared by Gartner Consulting, including addendums thereto (incorporated by reference to Exhibit 99i to the Issuer's
          Amendment No. 1 to the Registration Statement on Form S-4).

(b)(8)    Summary of Domestic VSB Market Forecast Information provided by Forrester
          Research, Inc. (incorporated by reference to Exhibit 99k to the Issuer's Amendment
          No. 3 to the Registration Statement on Form S-4).

(b)(9)    Complete Appraisal of Real Property, Zenco de Chihuahua, S.A. de C.V., dated
          January 13, 1998, prepared by Cushman & Wakefield of Arizona, Inc. (incorporated by reference to Exhibit 99l to the Issuer's Amendment No. 3 to the Registration
          Statement on Form S-4).

(b)(10)   Complete Appraisal of Real Property, Zenco de Chihuahua, S.A. de C.V., dated May
          29, 1998, prepared by Cushman & Wakefield of Arizona, Inc. (incorporated by reference to Exhibit 99m to the Issuer's Amendment No. 3 to the Registration
          Statement on Form S-4).

(b)(11)   Complete Appraisal of Real Property, Zenith Electronics Corporation, Rauland
          Picture Tube Division, Plant #25, dated May 21, 1998, prepared by Cushman &
          Wakefield of Illinois, Inc. (incorporated by reference to Exhibit 99n to the
          Issuer's Amendment No. 3 to the Registration Statement on Form S-4).

(b)(12)   Complete Appraisal of Real Property, Cableproductos de Chihuahua, S.A. de C.V.,
          dated May 29, 1998, prepared by Cushman & Wakefield of Arizona, Inc. (incorporated by reference to Exhibit 99o to the Issuer's Amendment No. 3 to the Registration
          Statement on Form S-4).

(b)(13)   Complete Appraisal of Real Property, Zenith Corporate Headquarters Facility, dated
          October 1, 1998, prepared by Cushman & Wakefield of Illinois, Inc. (incorporated by reference to Exhibit 99p to the Issuer's Amendment No. 3 to the Registration
          Statement on Form S-4).

(b)(14)   Complete Appraisal of Real Property, Zenith Electronics Corporation, Rauland
          Picture Tube Division, Plant #45, dated May 21, 1998, prepared by Cushman &
          Wakefield of Illinois, Inc. (incorporated by reference to Exhibit 99q to the
          Issuer's Amendment No. 3 to the Registration Statement on Form S-4).

 Exhibit
   No.                                       Description
 -------                                     -----------
(b)(15)   Valuation Report, dated April 13, 1999, prepared by Peter J. Solomon Company, Ltd.
          (incorporated by reference to Exhibit 99r to the Issuer's Amendment No. 3 to the
          Registration Statement on Form S-4).
(b)(16)   Complete Appraisal of Real Property, Electro Partes de Matamoros, S.A. de C.V.,
          dated January 25, 1999, prepared by Cushman & Wakefield of Arizona, Inc.
          (incorporated by reference to Exhibit 99s to the Issuer's Amendment No. 3 to the
          Registration Statement on Form S-4).
(b)(17)   Machinery and Equipment Appraisal, Zenith Electronics Corporation, Melrose Park--
          Plant #25, dated April 1, 1998, prepared by Greenwich Industrial Services, LLC.
          (incorporated by reference to Exhibit (99ac) to the Issuer's Amendment No. 4 to
          the Registration Statement on Form S-4).
(b)(18)   Machinery and Equipment Appraisal, Zenith Electronics Corporation, Matamoros
          Mexico, dated April 1, 1998, prepared by Greenwich Industrial Services, LLC.
          (incorporated by reference to Exhibit (99ad) to the Issuer's Amendment No. 4 to
          the Registration Statement on Form S-4).
(b)(19)   Machinery and Equipment Appraisal, Zenith Electronics Corporation, Chihuahua,
          Mexico, dated April 1, 1998, prepared by Greenwich Industrial Services, LLC.
          (incorporated by reference to Exhibit (99ae) to the Issuer's Amendment No. 4 to
          the Registration Statement on Form S-4).
(b)(20)   Machinery and Equipment Appraisal, Zenith Electronics Corporation, Microcircuits
          Plant #6, dated April 1, 1998, prepared by Greenwich Industrial Services, LLC.
          (incorporated by reference to Exhibit (99af) to the Issuer's Amendment No. 4 to
          the Registration Statement on Form S-4).
(b)(21)   Machinery and Equipment Appraisal, Zenith Electronics Corporation, Franklin Park,
          Plant #5, dated April 1, 1998, prepared by Greenwich Industrial Services, LLC.
          (incorporated by reference to Exhibit (99ag) to the Issuer's Amendment No. 4 to
          the Registration Statement on Form S-4).
(b)(22)   Machinery and Equipment Appraisal, Zenith Electronics Corporation, Ciudad Juarez,
          Mexico, dated April 1, 1998, prepared by Greenwich Industrial Services, LLC.
          (incorporated by reference to Exhibit (99ah) to the Issuer's Amendment No. 4 to
          the Registration Statement on Form S-4).
(b)(23)   Machinery and Equipment Appraisal, Zenith Electronics Corporation, Glenview, IL
          Plant #31, dated April 1, 1998, prepared by Greenwich Industrial Services, LLC.
          (incorporated by reference to Exhibit (99ai) to the Issuer's Amendment No. 4 to
          the Registration Statement on Form S-4).
(b)(24)   Zenith Capital Structure Analysis prepared for LG Electronics by Lazard Freres &
          Co. LLC (incorporated by reference to Exhibit (99aj) to the Issuer's Amendment No.
          5 to the Registration Statement on Form S-4).
(b)(25)   U.S. Owned Facilities, Property Summary and Value Estimates, dated February 1998, prepared by Insignia/ESG (incorporated by reference to Exhibit (99ak) to the
          Issuer's Amendment No. 5 to the Registration Statement on Form S-4).
(b)(26)   Zenith Mexican Portfolio Disposition Investigation and Proposal, prepared by
          Insignia/ESG (incorporated by reference to Exhibit (99al) to the Issuer's
          Amendment No. 5 to the Registration Statement on Form S-4).
(b)(27)   Zenith Headquarters Facility Plant #31 Evaluation, dated February 1998, prepared by Insignia/ESG (incorporated by reference to Exhibit (99am) to the Issuer's
          Amendment No. 5 to the Registration Statement on Form S-4).
(b)(28)   Zenith, 6601 South 33rd Street, McAllen, Texas, Plant #15 evaluation, prepared by
          Insignia/ESG (incorporated by reference to Exhibit (99an) to the Issuer's
          Amendment No. 5 to the Registration Statement on Form S-4).

 Exhibit
   No.                                       Description
 -------                                     -----------
(b)(29)   Zenith, 2155 Rose Street, Franklin Park, Illinois Evaluation, prepared by
          Insignia/ESG (incorporated by reference to Exhibit (99ao) to the Issuer's
          Amendment No. 5 to the Registration Statement on Form S-4).
(c)(1)    Restructuring Agreement, dated as of August 6, 1998, by and between Zenith
          Electronics Corporation and LG Electronics Inc. (incorporated by reference to
          Exhibit (10ah) to the Issuer's Registration Statement on Form S-4).
(c)(2)    Agreement, dated as of March 25, 1997, between LG Semicon Co., Ltd. and LG
          Electronics Inc.
(c)(3)    Amendment No. 1 and Waiver to the Restructuring Agreement, dated November 16,
          1998, between Zenith Electronics Corporation and LG Electronics, Inc.
          (incorporated by reference to Exhibit 10am to the Issuer's Amendment No. 1 to the
          Registration Statement on Form S-4).
(c)(4)    Share Purchase Agreement, dated as of April 27, 1999 between LG Electronics Inc.
          and LG Semicon Co., Ltd. (incorporated by reference to Exhibit 99 to the Schedule
          13D/A filed by LG Electronics Inc. on May 3, 1999).
(c)(5)    Amended and Restated Restructuring Agreement dated as of June 14, 1999, between
          Zenith Electronics Corporation and LG Electronics Inc. (incorporated by reference to Exhibit (10ah) to Issuer's Amendment No. 5 to the Registration Statement on
          Form S-4).
(d)       Registration Statement of Zenith Electronics Corporation on Form S-4.
(e) and   Not applicable.
 (f)